FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2004

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Ent. Corp. BC Form 51-901F, Amended and Restated, Filed on June 17, 2004,

2.

Madison Ent. Corp. BC Form 51-901F, Amended and Restated, Filed on June 22, 2004,

3.

Madison Ent. Corp. News Release Dated June 22, 2004,

4.

Madison Ent. Corp. News Release Dated June 24, 2004,

5.

Madison Ent. Corp. Interim Financial Statements for the Period Ended April 30, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: July 5, 2004

By:  “James G. Stewart”

       James G. Stewart

Its:  Secretary

        (Title)

Madison Enterprises Corp.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

July 5, 2004

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Lynne M Charbonneau, Fasken Martineau DuMoulin LLP

British Columbia Securities Commission	“AMENDED & RESTATED” QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:		Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Year Ended	Date of Report YY/MM/DD
Madison Enterprises Corp.	October 31, 2003	2004/06/17
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.madison-enterprises.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2004/06/17
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2004/06/17

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED OCTOBER 31, 2003

“AMENDED & RESTATED”

1.

(a)   Deferred costs:

See Schedule A – Notes to Interim Financial Statements, Note 4. “Resource properties and deferred costs”

             (b)   Breakdown of Office and Rent costs:

Office	$108,305
Rent	114,362
$222,667

              (c)   Breakdown of Public Relations costs:

Expenses	$9,958
Investor relations consultants	74,250
Internet	2,000
$86,208

2.

Expenditures made to non-arm’s length parties:

See Schedule A – Notes to Interim Financial Statements, Note 9.

3.

(a)   Securities issued during the period:

        See Schedule A – Notes to Interim Financial Statements, Note 6 and:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

05-Nov-02	Units	Private Placement	4,163,466	$0.15	$539,181	Cash
28-Nov-02	Common shares	Compensation shares	62,500	$0.15	$9,375	See note 6f)
08-Jan-03	Common shares	Exercise option	46,000	$0.15	$6,900	Cash
13-Jan-03	Common shares	Exercise warrants	500,000	$0.12	$60,000	Cash
14-Jan-03	Common shares	Exercise warrants	250,000	$0.14	$35,000	Cash
30-Jan-03	Common shares	Compensation shares	42,613	$0.22	$9,375	See note 6f)
03-Feb-03	Common shares	Exercise warrants	100,000	$0.12	$12,000	Cash
06-Feb-03	Common shares	Exercise warrants	100,000	$0.12	$12,000	Cash
07-Feb-03	Common shares	Exercise warrants	20,000	$0.12	$2,400	Cash
13-Feb-03	Common shares	Exercise option	42,000	$0.15	$6,300	Cash
24-Feb-03	Units	Private placement	11,004,000	$0.20	$1,998,311	Cash
24-Feb-03	Common shares	Exercise warrants	10,000	$0.12	$1,200	Cash
26-Feb-03	Common shares	Exercise option	50,000	$0.17	$8,500	Cash
11-Mar-03	Common shares	Exercise warrants	10,000	$0.12	$1,200	Cash
25-Mar-03	Common shares	Exercise warrants	500	$0.14	$70	Cash
25-Mar-03	Common shares	Exercise warrants	19,000	$0.12	$2,280	Cash
21-May-03	Common shares	Compensation shares	55,147	$0.17	$9,375	See note 6f)
05-Aug-03	Common shares	Exercise Warrants	351,000	$0.12	$42,120	Cash
05-Aug-03	Common shares	Exercise warrants	4,500	$0.14	$630	Cash
13-Aug-03	Common shares	Compensation shares	78,125	$0.12	$9,375	See note 6f)
13-Aug-03	Common shares	Exercise warrants	100,000	$0.12	$12,000	Cash
15-Sep-03	Common shares	Exercise warrants	100,000	$0.14	$14,000	Cash
15-Sep-03	Common shares	Exercise warrants	200,000	$0.12	$24,000	Cash
17-Sep-03	Common shares	Exercise warrants	1,750,000	$0.12	$210,000	Cash
17-Sep-03	Common shares	Exercise warrants	350,000	$0.12	$42,000	Cash
19-Sep-03	Common shares	Exercise warrants	640,000	$0.12	$76,800	Cash
19-Sep-03	Common shares	Exercise warrants	5,000	$0.14	$700	Cash
25-Sep-03	Common shares	Exercise warrants	750,000	$0.12	$90,000	Cash
02-Oct-03	Common shares	Exercise option	10,000	$0.17	$1,700	Cash
21-Oct-03	Common shares	Compensation shares	55,147	$0.17	$9,375	See note 6f)

              (b)   Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

30-Dec-02	150,000	Director	Abdullah Basodan	$0.20	30-Dec-07
30-Dec-02	427,000	Director	Chet Idziszek	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Donald Kohls	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Catherine McLeod- Seltzer	$0.20	30-Dec-07
30-Dec-02	150,000	Director	Robert Sibthorpe	$0.20	30-Dec-07
30-Dec-02	325,000	Director	James G. Stewart	$0.20	30-Dec-07
30-Dec-02	575,000	Consultant	Jeff Cocks	$0.20	30-Dec-07
30-Dec-02	150,000	Consultant	Nell Dragovan	$0.20	30-Dec-07
30-Dec-02	100,000	Consultant	Max Fugman	$0.20	30-Dec-07
30-Dec-02	61,920	Consultant	David Scott	$0.20	30-Dec-07
30-Dec-02	100,000	Consultant	David Mallo	$0.20	30-Dec-07
30-Dec-02	41,000	Consultant	Douglas Turnbull	$0.20	30-Dec-07
30-Dec-02	48,000	Employee	Naomi Corrigan	$0.20	30-Dec-07
30-Dec-02	47,500	Employee	Roswitha Davidson	$0.20	30-Dec-07
30-Dec-02	55,000	Employee	Elizabeth Anderson	$0.20	30-Dec-07
30-Dec-02	45,000	Employee	Elvie Valenzuela	$0.20	30-Dec-07
30-Dec-02	48,000	Employee	Sandra Hjerpe	$0.20	30-Dec-07
30-Dec-02	45,000	Employee	Graham Pople	$0.20	30-Dec-07

4.

(a)   Authorized and issued share capital at October 31, 2003

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	300,000,000	76,545,583	$56,033,615

            (b)   Summary of options and warrants outstanding at October 31, 2003

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	2,490,580	$0.17	March 6, 2006
Options	552,000	$0.15	May 21, 2007
Options	2,518,420	$0.20	December 30, 2007
Warrants	2,001,666	$0.18 $0.20	November 5, 2003 November 5, 2004
Agents Warrants	680,566	$0.18 $0.20	November 5, 2003 November 5, 2004
Warrants	5,500,000	$0.25	February 24, 2004
Agent Warrants	1,652,000	$0.25	February 24, 2004

            (c)   Share in escrow or subject to a pooling agreement as at October 31, 2003

Number of Shares
Escrow	NIL

5.

List of Directors and Officers as at March 12, 2004

Name	Position

Chet Idziszek	Director, President, Chairman & C.E.O.
James Stewart	Director, Secretary
Dr. Abdullah Basodan	Director
Donald Kohls	Director
Nell Dragovan	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADISON ENTERPRISES CORP.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE YEAR ENDED OCTOBER 31, 2003

Operating Results

Madison Enterprises Corp. (the “Company”) is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit.  At that stage, the Company's operations would, to some extent, be dependent on the prevailing market prices for any of the minerals produced by such operations.  The Company does not currently have any producing properties and its current operations on its various properties are exploratory searches for mineable deposits of minerals.  Before and during the fiscal year ended October 31, 2003, the Company was primarily engaged in the continued exploration of its Mt. Kare Property in Papua New Guinea and its Lewis Property in Nevada.  The Company’s future mineral exploration and potential mining activities in Papua New Guinea may be affected in varying degrees by Papua New Guinea's political stability and government regulation, all of which are beyond the control of the Company.

As at October 31, 2003, the Company had incurred $32,109,097 in exploration of its Mt. Kare Property in Papua New Guinea.  Significant expenditures to October 31, 2003 include the following:

Category	Amount	Percentage of Total Expenditures
Camp costs	$7.3 million	23%
Community relations	$3.2 million	10%
Contractors	$3.0 million	9%
Drilling	$6.8 million	21%
Helicopter	$3.4 million	10%

Camp costs make up a significant portion of the Company’s historical expenditures at Mt. Kare due to the need to build exploration support infrastructure in a remote part of Papua New Guinea.  Most of the construction required helicopter support, as there is no road access to the Mt. Kare Property.  Similarly, all drilling requires helicopter support.  To date, the Company has completed 235 diamond drill holes totaling 36,787 metres.  Community relations costs incurred were necessary in order to promote stability in an area with no government infrastructure and include health, education and security costs.  The majority of the Company’s exploration work has been and continues to be carried out by independent contractors.   All of these amounts were incurred to advance the exploration of the Mt. Kare Property.  The Company expects the proportion of camp costs and community relations costs to decrease as the Company increases its exploration activities at Mt. Kare.

To date, the existing mineral resources at Mt. Kare have been estimated by the independent engineering firm of Watts Griffis & McOuat to be indicated mineral resources of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver and inferred mineral resources of 10.85 million tonnes grading 1.98 g/t gold and 22.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.

During the fiscal year ended October 31, 2003, the Company incurred exploration expenditures of $992,778 on the Mt. Kare Property.  This was comprised primarily of costs to keep the camp in good order, including camp costs of $173,978 and community relations costs of $297,092.  Other significant components were costs of contractors and geological staff of $156,171 and helicopter support costs of $163,569.  During the period, the Company carried out additional geological mapping, data interpretation and trenching in preparation for IP geophysical surveying undertaken subsequent to the fiscal year ended October 31, 2003.  All of the current work was designed to refine drill targets for the Company’s 2004 drill program which began in May 2004.

The Company’s exploration program at Mt. Kare has been ongoing since 1996, but the level of activity has been reduced in the last two fiscal years as a result of a depressed gold market.  The Company increased its exploration activity at Mt. Kare subsequent to the fiscal year ended October 31, 2003, with the objective of expanding the estimated resources at Mt. Kare.  This work will be comprised of prospecting, sampling and geophysical surveying in preparation for diamond drilling on new geophysical targets in the Pinuni Creek Valley.  Geophysical surveying began in April 2004 and drilling began in May 2004.  Additional drilling may also be carried out north of the Western Roscoelite Zone, Central Zone, C-9 Zone and south and north of the Black Zone.

Results of the proposed exploration at Mt. Kare for the upcoming fiscal year should permit the Company to determine whether to continue to seek to expand the estimated resource or begin the preparation of a feasibility study on the current resource.

As at October 31, 2003, the Company had incurred a total of $1,396,484 in exploration of its Lewis Property in the State of Nevada. During the fiscal year ended October 31, 2003, the Company incurred exploration expenditures of $1,149,616 on the Lewis Property, which was comprised primarily of costs of contractors and geological staff of $429,060 and drilling costs of $393,499.  During the fiscal year ended October 31, 2003, the Company drilled 30 reverse circulation holes and 3 diamond drill holes totalling 23,885 feet.  The majority of the Company’s exploration work has been and continues to be carried out by independent contractors.

Exploration within the Lewis Property has outlined a virtually identical geological environment to that underlying the adjacent Phoenix-Fortitude Property owned by Newmont Mining Corporation, including a direct on-strike extension to the hosting Antler Sequence stratigraphy (Edna Mountain, Antler Peak and Battle Formations), controlling structures (Virgin and Copper Canyon Structural Zones) and mineralization style.  The Lewis Property covers an area including a three mile strike extent of highly prospective ground northward along this favourable stratigraphic-structural corridor.

The most advanced gold target on the Lewis Property is the Virgin Structural Zone. Surface exposures and limited preliminary drilling by previous operators have partially traced the Virgin Structural Zone for a minimum strike length of approximately 1,000 feet on the Lewis Property.  On the adjacent Phoenix-Fortitude Property and within the Fortitude deposit in particular, the Virgin Structural Zone acts as a major ore-bearing host and mineralizing conduit to the favorable calcareous Antler Sequence stratigraphy, host to the majority of Newmont’s reported reserves.

In November, 2002, the Company carried out an initial nine hole 5,835-foot reverse circulation drilling program on the Lewis Property.  This program tested stratigraphic and structural targets along a 400-foot north-south extent of the Virgin Structural Zone, starting four hundred feet north of the Newmont boundary.  The objectives of this initial phase of exploration drilling were to confirm geology, structure, mineralization and continuity and expand the along-strike and up-dip extensions of Virgin style mineralization identified by previous operators.

The drilling successfully met its objectives and encountered mineralization in all of the holes.  Compilation and interpretation of previous drilling results and the Company’s recently obtained drilling results, confirms that the mineralizing system at the Fortitude deposit (the Virgin Structural Zone) continues on to the Lewis Property for considerable distance.   These results also suggested that the Virgin Structural Zone is open to expansion in every direction.

Throughout the fiscal year ended October 31, 2003, the Company continued to focus its exploration on the Virgin Structural Zone.  The Company carried out preliminary structural mapping, geochemical and geophysical surveying and drilled a total of 33 holes totaling 23,885 feet on the Virgin Structural Zone.  Results were announced subsequent to the fiscal year ended October 31, 2003 and suggest that the Virgin Structural Zone is comprised of two distinct styles of mineralization: sub-vertical, structurally controlled mineralization and sub-horizontal stratigraphically controlled mineralization.  Drilling has confirmed excellent lateral and vertical continuity of mineralization from surface to a minimum depth of 700 feet.  The gold-bearing mineralization, at least 1,850 feet in strike extent, takes the form of a continuous sub-vertical, linear body with a series of sub-horizontal, amoeba-shaped zones.

The Company intends to continue its detailed evaluation of the Virgin Structural Zone target area using structural geologic mapping, geochemistry, geophysics and drilling.

Fiscal Year Ended October 31, 2003 Compared to Fiscal Year Ended October 31, 2002

During the fiscal year ended October 31, 2003, the Company recorded interest income of $84,658, a foreign exchange gain of $9,653 and a loss on sale of marketable securities of $15,744.  During the fiscal year ended October 31, 2002, the Company recorded interest income of $15,289, a foreign exchange loss of $5,828, a loss on settlement of receivables of $6,825 and a write-down of marketable securities of $2,250.

Expenses for the fiscal year ended October 31, 2003 were $807,583, up from $678,381 for the fiscal year ended October 31, 2002.  This increase is primarily due to increased stock based compensation that increased to $158,853 for the fiscal year ended October 31, 2003 from $30,131 for the fiscal year ended October 31, 2002 as a result of the Company having adopted the fair value method of accounting for stock options.  In addition, filing fees increased by $16,206 due to filings for approval of executive compensation, filing fees associated with financings undertaken during the period and increased fees for the filing of financial statements and other continuous disclosure documents; legal fees increased by $37,471 primarily as a result of costs associated with the Company’s annual report; net office and rent costs decreased by $17,506 due to a reduction in the size of the Company’s office premises; public relations expenses decreased slightly by $2,886 as a result of decreased public relations activity; travel increased by $7,456 as a result of the reimbursement of travel expenses for the President of the Company pursuant to his employment contract which was entered into during the period; wages decreased by $55,157 as a result of wage reimbursements from companies sharing office premises and staff with the Company.

The net loss for the fiscal year ended October 31, 2003 was $729,046 or $0.01 per share as compared with a net loss for the fiscal year ended October 31, 2002 of $677,995 or $0.01 per share.  The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2004.

Fiscal Year Ended October 31, 2002 Compared to Fiscal Year Ended October 31, 2001

During the fiscal year ended October 31, 2002, the Company recorded interest income of $15,289, a foreign exchange loss of $5,828, a loss on settlement of receivables of $6,825 and a write-down of marketable securities of $2,250.  During the fiscal year ended October 31, 2001, the Company recorded a foreign exchange gain of $30,530, interest income of $82,895 and a write-off of resource properties and deferred expenditures of $2,557,593 primarily related to its Belencillo property.

Expenses for the fiscal year ended October 31, 2002 were $678,381, up slightly from $645,644 for the fiscal year ended October 31, 2001.  This increase is primarily due to increased wages.  Wages for the fiscal year ended October 31, 2002 increased to $297,325 from $230,399 for the fiscal year ended October 31, 2001, largely as a result of a greater percentage of wages being allocable to general and administrative expenses rather than to resource properties.

The net loss for the fiscal year ended October 31, 2002 was $677,995 or $0.01 per share as compared with a net loss for the fiscal year ended October 31, 2001 of $3,089,312 or $0.07 per share.

Fiscal Year Ended October 31, 2001 Compared to Fiscal Year Ended October 31, 2000

During the fiscal year ended October 31, 2001, the Company recorded a foreign exchange gain of $30,530, interest income of $82,895 and a write-off of resource properties and deferred expenditures of $2,557,593 primarily related to its Belencillo property.  During the fiscal year ended October 31, 2000, the Company recorded a foreign exchange loss of $25,167 and interest income of $170,644.  Interest income fluctuates due to the amount of funds on deposit and the rate of interest paid thereon.

Expenses for the fiscal year ended October 31, 2001 were $645,644, down from $735,481 for the fiscal year ended October 31, 2000.  This decrease is primarily due to decreased audit and accounting fees, depreciation, filing fees and public relations costs.  Audit and accounting fees for the fiscal year ended October 31, 2001 decreased to $49,176 from $69,228 for the fiscal year ended October 31, 2000, largely as a result of the cost of tax structuring advice during the prior year.  During the fiscal year ended October 31, 2001, the Company incurred depreciation of $24,783, as compared with $66,863 in the fiscal year ended October 31, 2000.  Filing fees for the fiscal year ended October 31, 2001 decreased to $8,804 from $18,098 for the fiscal year ended October 31, 2000, largely as a result of fees associated with the acquisition by the Company of an additional interest in the Mt. Kare Property and with financings carried out during the fiscal year ended October 31, 2000.  Public relations expenses fell to $70,677 in the fiscal year ended October 31, 2001 from $159,594 in the fiscal year ended October 31, 2000 as a result of market awareness programs undertaken in the prior year.

The net loss for the fiscal year ended October 31, 2001 was $3,089,312 or $0.07 per share as compared with a net loss for the fiscal year ended October 31, 2000 of $590,004 or $0.01 per share.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.  One of the Company's two principal properties, the Mt. Kare Property, is located in Papua New Guinea, and as a result the Company's operations on the property may be subject to additional risks.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management of the Company regularly reviews the net carrying value of the Company’s interest in each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.  Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest impairment, management assesses if carrying value can be recovered.

At October 31, 2003, the Company had working capital of $821,370, which management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

October 31, 2003 Compared to October 31, 2002

At October 31, 2003, the Company's current assets totaled $950,364 compared to $368,397 at October 31, 2002.  The increase is primarily attributable to the sale of share capital. Included in the Company’s current assets was receivables of $241,854, of which $223,575 was due from related parties.  This related party receivable was comprised of general and administrative expenses incurred by companies related by way of directors in common.  All such amounts are payable on demand.  Also included in current assets was marketable securities of $40,000 which was comprised of 400,000 common shares of Lund Gold Ltd. acquired a cost of $40,000 having a market value of $288,000 at October 31, 2003.  During the same period, total liabilities increased slightly to $128,994 from $124,397.   As a result of these same factors, working capital was $821,370 at October 31, 2003 as compared with working capital of $244,000 at October 31, 2002.  The Company had no long-term debt at either October 31, 2003 or October 31, 2002.

At October 31, 2003, the Company had total assets of $44,267,125 as compared with $41,586,554 at October 31, 2002.  This increase is due principally to the sale of share capital during the year.

Share capital as at October 31, 2003 was $55,882,956, up from $52,787,448 as at October 31, 2002 due to the issuance of share capital.  During the fiscal year ended October 31, 2003, the Company issued 4,003,333 common shares at a price of $0.15 per share pursuant to a private placement to generate net cash proceeds of $539,181, 11,000,000 common shares at a price of $0.20 per share pursuant to a private placement to generate net cash proceeds of $1,998,311, 5,260,000 shares pursuant to the exercise of share purchase warrants to generate net proceeds of $638,400, 148,000 shares pursuant to the exercise of incentive stock options to generate net proceeds of $23,400 and 293,532 shares recorded at $46,875 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2003 and October 31, 2002 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2003, the Company incurred property expenditures of $2,142,394, compared to $1,067,823 during the fiscal year ended October 31, 2002. The property expenditures incurred in the fiscal year ended October 31, 2003 were comprised of $992,778 spent on the Mt. Kare Property and $1,149,616 spent on the Lewis Property.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

October 31, 2002 Compared to October 31, 2001

At October 31, 2002, the Company's current assets totalled $368,397 compared to $1,232,047 at October 31, 2001.  The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property and the Lewis Property.  During the same period, total liabilities decreased slightly  to $124,397 from $133,149.   As a result of these same factors, working capital was $244,000 at October 31, 2002 as compared with working capital of $1,098,898 at October 31, 2001.  The Company had no long-term debt at either October 31, 2002 or October 31, 2001.

At October 31, 2002, the Company had total assets of $41,586,554 as compared with $41,372,266 at October 31, 2001.  This increase is due principally to the sale of share capital during the year.

Share capital as at October 31, 2002 was $52,787,448, up from $51,916,544 as at October 31, 2001 due to the issuance of share capital.  During the fiscal year ended October 31, 2002, the Company issued 8,700,000 common shares at a price of $0.10 per share pursuant to a private placement to generate net proceeds of $775,468 and issued 320,000 shares recorded at $32,000 pursuant to a finder’s fee and 583,579 shares recorded at $63,436 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2002 and October 31, 2001 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property and its Lewis Property.  During the fiscal year ended October 31, 2002, the Company incurred property expenditures of $1,012,883, compared to $1,441,446 during the fiscal year ended October 31, 2001.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

October 31, 2001 Compared to October 31, 2000

At October 31, 2001, the Company's current assets totalled $1,232,047 compared to $3,063,332 at October 31, 2000.  The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property.  During the same period, total liabilities decreased to $133,149 from $228,090, due primarily to the Company’s decreased exploration activities on the Mt. Kare Property.   As a result of these same factors, working capital was $1,098,898 at October 31, 2001 as compared with working capital of $2,835,242 at October 31, 2000.  The Company had no long-term debt at either October 31, 2001 or October 31, 2000.

At October 31, 2001, the Company had total assets of $41,372,266 as compared with $44,340,619 at October 31, 2000.  This decrease is due principally to general and administrative expenses and a write-off of resource properties offset by proceeds from the sale of share capital during the year.

Share capital as at October 31, 2001 was $51,916,544, up from $51,700,144 as at October 31, 2000 due to the issuance of share capital.  During the fiscal year ended October 31, 2000, the Company issued 733,137 common shares at a price of $0.21 per share pursuant to a private placement to generate net proceeds of $151,284 and issued 609,353 shares recorded at $65,116 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2001 and October 31, 2000 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property.  During the fiscal year ended October 31, 2001, the Company incurred property expenditures of $1,441,446, compared to $3,315,257 during the fiscal year ended October 31, 2000.  The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  The major measurement differences between Canadian and U.S. GAAP, which affect the Company’s financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred.  Had the Company presented its financial statements in accordance with U.S. GAAP, its earnings for the fiscal years ended October 31, 2003, 2002 and 2001 would have been reduced by $1,894,394 and $1,067,823 and increased by $409,936, respectively.

Outlook

For the remainder of the fiscal year ending October 31, 2004, the Company’s activities will focus on the exploration of the Mt. Kare Property and the Lewis Property.  Based on its existing working capital, the Company does not expect to require additional financing during the upcoming fiscal year unless it accelerates all planned exploration on its Mt. Kare and Lewis properties such that it is carried out during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Subsequent Event

Subsequent to the fiscal year ended October 31, 2003, the Company received the results of its diamond drilling program on its Lewis Property in the State of Nevada.  These results are discussed above under the heading “Operating Results”.  In addition, the Company announced that it had, subject to regulatory approval, arranged a brokered private placement of 17,150,000 units at a price of $0.35 per unit to generate gross proceeds of $6,002,500.  The terms of this placement were subsequently revised to reduce the unit price to $0.25 per unit as a result of market conditions and the placement closed on May 18, 2004 without all of the units having been placed, to generate gross proceeds of $763,500.

BY ORDER OF THE BOARD OF DIRECTORS OF

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek

Chairman of the Board and Chief Executive Officer

British Columbia Securities Commission	“AMENDED & RESTATED” QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:		Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For the Quarter Ended	Date of Report YY/MM/DD
Madison Enterprises Corp.	January 31, 2004	2004/06/22
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.madison-enterprises.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2004/06/22
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2004/06/22

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JANUARY 31, 2004

“AMENDED & RESTATED”

1.      (a)   Deferred costs:

See Schedule A – Notes to Interim Financial Statements, Note 4. “Resource properties and deferred costs”

         (b)   Breakdown of Office and Rent costs:

Office	$19,782
Rent	7,275
$27,057

(a)

Breakdown of Public Relations costs:

Fax	$3,467
Investment conferences	5,757
Investor relations consultants	8,350
Internet	7,682
Printing	2,936
$28,192

2.

Expenditures made to non-arm’s length parties:

See Schedule A – Notes to Interim Financial Statements, Note 6.

3.

(a)   Securities issued during the period:

        See Schedule A – Notes to Interim Financial Statements, Note 5 and:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

18-Nov-03	Common shares	Exercise option	165,000	$0.17	$28,050	Cash
25-Nov-03	Common shares	Exercise warrants	100,000	$0.20	$20,000	Cash
28-Nov-03	Common shares	Exercise warrants	37,500	$0.25	$9,375	Cash
01-Dec-03	Common shares	Exercise option	50,000	$0.17	$8,500	Cash
01-Dec-03	Common shares	Exercise option	50,000	$0.15	$7,500	Cash
17-Dec-03	Common shares	Exercise option	10,000	$0.17	$1,700	Cash
18-Dec-03	Common shares	Exercise option	125,000	$0.17	$21,250	Cash
29-Dec-03	Common shares	Exercise option	75,000	$0.20	$15,000	Cash
02-Jan-04	Common shares	Exercise warrants	37,500	$0.25	$9,375	Cash
19-Jan-04	Common shares	Exercise warrants	10,000	$0.20	$2,000	Cash
22-Jan-04	Common shares	Exercise option	100,000	$0.20	$20,000	Cash
30-Jan-04	Common shares	Exercise warrants	50,000	$0.25	$12,500	Cash

           (b)   Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

03-Dec-03	100,000	Director	Douglas Brown	$0.46	03-Dec-08

4.        (a)   Authorized and issued share capital at January 31, 2004

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	300,000,000	77,355,583	$56,071,976

           (b)   Summary of options and warrants outstanding at January 31, 2004

Security	Number or Amount	Exercise or convertible price	Expiry Date
Options	2,140,580	$0.17	March 6, 2006
Options	502,000	$0.15	May 21, 2007
Options	2,343,420	$0.20	December 30, 2007
Options	100,000	$0.46	December 3, 2008
Warrants	1,891,666	$0.20	November 5, 2004
Agents Warrants	680,566	$0.20	November 5, 2004
Warrants	5,375,000	$0.25	February 24, 2004
Agents Warrants	1,652,000	$0.25	February 24, 2004

(c)   Share in escrow or subject to a pooling agreement as at January 31, 2004

Number of Shares
Escrow	NIL

5.

List of Directors and Officers as at March 31, 2004

Name	Position

Chet Idziszek	Director, President, Chairman & C.E.O.
James Stewart	Director, Secretary
Dr. Abdullah Basodan	Director
Donald Kohls	Director
Nell Dragovan	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADISON ENTERPRISES CORP.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE THREE MONTHS ENDED JANUARY 31, 2004

During the three months ended January 31, 2004, the Company completed its acquisition of its initial 51% interest in the agreement to acquire the Lewis Property. The Company expects to increase this interest to 60% shortly at which point its joint venture partner, Great American Minerals Inc. (“GAM”), has the right to elect to participate on a 60/40 joint venture basis or to allow the Company to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging on behalf of GAM non-recourse project financing for GAM’s remaining 25% interest.

During the three months ended January 31, 2004, the Company received the results of its 2003 diamond drilling program on the Lewis Property.  The final ten holes (totaling 5,155 feet) from this program were drilled during the period.  Since acquiring an interest in the Lewis Property, the Company has drilled 33 holes totaling 23,885 feet.  Results suggest that the Virgin Structural Zone, the main target on the Lewis Property, is comprised of two distinct styles of mineralization: sub-vertical, structurally controlled mineralization and sub-horizontal stratigraphically controlled mineralization.  Drilling has confirmed excellent lateral and vertical continuity of mineralization from surface to a minimum depth of 700 feet.  The gold-bearing mineralization, at least 1,850 feet in strike extent, takes the form of a continuous sub-vertical, linear body with a series of sub-horizontal, amoeba-shaped zones.  The Company intends to continue its detailed evaluation of the Virgin Structural Zone target area using structural geologic mapping, geochemistry, geophysics and drilling.

During the three months ended January 31, 2004, the Company began grid work on its Mt. Kare Property in preparation for a program of IP geophysical surveying which began in April 2004 and continued with its ongoing prospecting, pitting and trenching program in areas of geologic interest.  Drilling at Pinuni Creek began in May 2004.  The Company’s geologic prospecting program recently identified an area of considerable interest, which may represent a southern extension to the Black Zone mineralization.  Although early in its discovery stage, three trenches have exposed base-metal sulphide mineralization along a minimum strike extent of 60 metres, displaying widths of 10 to 15 metres, within favorably altered and brecciated limestone in contact with altered diorite intrusives.  This occurrence is nearly identical to the Company’s Black Zone mineralization. Immediate follow-up trenching will be undertaken to extend the mineralization both north and south beyond its current exposure, in preparation for drilling evaluation of this new target.

Subsequent to the end of the period, the Company arranged, subject to regulatory approval, a brokered private placement of 17,150,000 units at a price of $0.35 per unit to generate gross proceeds of $6,002,500.  Each unit will be comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.50 for a period of two years. The terms of this placement were subsequently revised to reduce the unit price to $0.25 per unit as a result of market conditions and the placement closed in May 2004 without all of the units having been placed, to generate gross proceeds of $763,500.

The proceeds from this placement will be used to fund exploration on the Company's Mt. Kare gold property in Papua New Guinea and the Lewis Property in Nevada.

OPERATIONS AND FINANCIAL CONDITION

At January 31, 2004, the Company had total assets of $44,260,814 as compared with $44,267,125 at October 31, 2003.  This decrease is due to general and administrative expenses incurred during the period. Included in current assets was receivables of $266,326, of which $129,653 was due from related parties.  This related party receivable was comprised of general and administrative expenses incurred by companies related by way of directors in common and is payable on demand.  The balance of $136,673 in receivables was comprised primarily of a VAT refund (received subsequent to the end of the period) of $123,750 from the Government of Papua New Guinea.  Working capital at January 31, 2004 decreased to $471,699 from working capital of $821,370 at October 31, 2003.   The Company's largest cash outflow in the three month period ended January 31, 2004 was as a result of exploration expenditures of $349,902.  During the three month period ended January 31, 2003, the Company’s largest cash outflow resulted from general and administrative expenses of $352,431.

During the three month period ended January 31, 2004, the Company incurred exploration expenditures of $119,509 (net) and $227,239 on its Mt. Kare Property and Lewis Property, respectively.  The expenditures on Mt. Kare were reduced by a VAT refund due to the Company from the Government of Papua New Guinea of $123,750 and included camp costs of $16,084, community relations costs totaling $71,668, contractor costs totaling $40,975, helicopter costs of $36,128 and food supplies of $26,268.  The total of camp costs, community relations costs and food supplies of $114,020 reflect the Company’s need to promote stability in an area with no government infrastructure and include health, education and security costs. The Company expects the proportion of these types of costs to decrease as the Company increases its exploration activities at Mt. Kare. Helicopter costs are a result of the lack of road access to Mt. Kare, resulting in the need for helicopter support for transportation of all required food, supplies and personnel to and from the Mt. Kare camp.  The camp is powered by diesel generators which requires monthly fuel hauls, also by helicopter.

The community relations costs include the rotational employment of two on-site managers and a full-time manager located in Port Moresby.  These personnel carry out a wide range of duties, including daily liaison with government staff, arranging police protection for the Mt. Kare area, organizing the health clinic for the Mt. Kare area, continuous dialogue with both the legitimate and non-legitimate landowners of the Mt. Kare area, supervising and paying of vegetation compensation claims, organizing work groups based on clan boundaries, administration of incorporating legal landowner groups, daily logistical management of the camp operations, daily communications with the Company’s Vancouver office, assisting with the requests for assistance to schools, churches and individuals.  Contractor costs were in respect of a full-time on-site geologist, supported by two full-time field assistants and various other pitting, trenching, sampling, line-cutting crews dependent and a Vancouver-based geologist responsible for planning and supervising field crews and community relations staff and carrying out data compilation.  The expenditures on the Lewis Property included assay costs of $63,289, contractor costs of $35,587 and drilling costs of $35,070 all related to the completion of the Company’s 2003 drilling program.  Assay costs were for all 2,210 assays carried out in respect of the 2003 drilling program, some of which was completed prior to the three month period ended January 31, 2004.  Assays were standard fire assays.  Contractor costs were for a full-time on-site geologist and assistant and a Vancouver-based geologist carrying out data compilation and report preparation.

During the three month period ended January 31, 2004, the Company recorded interest income of $1,893 and a foreign exchange gain of $161.  During the three month period ended October 31, 2003, the Company recorded interest income of $59,454 and a foreign exchange loss of $2,905.

Expenses for the three month period ended January 31, 2004 were $193,373, up from $137,777 for the three month period ended October 31, 2003.  This increase is due to legal fees which increased by $14,978 to $19,420 primarily as a result of costs associated with the preparation of the Company’s annual report; public relations costs which increased by $11,188 to $28,192 as a result of design charges and payments to gold industry publications; stock-based compensation and wages which increased by $24,598 to $57,049 as a result of staff salary increases and increased employee benefit costs.  During the three month period ended January 31, 2004, the Company incurred expenses of $60,938 with or on behalf of parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $15,975, consulting fees of $15,375 and office costs and wages incurred on behalf of companies with directors in common totalling $29,588 pursuant to cost sharing arrangements with such companies.  The net loss for the three month period ended January 31, 2004 was $191,319 or $0.00 per share as compared with a net loss for the three month period ended October 31, 2003 of $81,228, or $0.00 per share.

CAPITAL STOCK

During the three months ended January 31, 2004, the Company issued 575,000 shares pursuant to the exercise of incentive stock options and 235,000 shares pursuant to the exercise of share purchase warrants to generate proceeds of $135,770 and $53,250, respectively.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management of the Company regularly reviews the net carrying value of the Company’s interest in each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, operating capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.  Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest impairment, management assesses if carrying value can be recovered.

At January 31, 2004, the Company had working capital of $471,699, which, together with the proceeds from the exercise of share purchase warrants and stock options subsequent to the end of the period, management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

INVESTOR RELATIONS ACTIVITIES

The Company handles most investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.  However, subsequent to the end of the period, the Company appointed Stewart Armstrong to act as an investor relations representative for a period of eight months beginning March 1, 2004.  His primary responsibilities will be to answer investor inquiries and to liaise with investment advisors

SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company issued 4,587,000 shares pursuant to the exercise of share purchase warrants to generate proceeds of $1,143,750 and issued 500,000 shares pursuant to the exercise of stock options to generate proceeds of $100,000.  In addition, subsequent to the end of the period the Company arranged, subject to regulatory approval, a brokered private placement of 17,150,000 units at a price of $0.35 per unit to generate gross proceeds of $6,002,500. The terms of this placement were subsequently revised to reduce the unit price to $0.25 per unit as a result of market conditions and the placement closed on May 18, 2004 without all of the units having been placed, to generate gross proceeds of $763,500. Each unit is comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.30 for a period of two years.

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

June 22, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

As a result of a review by the British Columbia Securities Commission, we are issuing this news release to clarify our disclosure.  Madison Enterprises Corp. (“Madison”) has amended its Management Discussion and Analysis (“MD&A”) for the fiscal year ended October 31, 2003 and for the three months ended January 31, 2004 to provide additional disclosure concerning expenditures on its Mt. Kare Property in Papua New Guinea and its Lewis Property in central Nevada.  In addition, the MD&A for each period also discusses in greater detail variations in operating results, most notably in the area of general and administrative expenses.  The MD&A for the three months ended January 31, 2004 has also been amended to compare operating results to the previous fiscal quarter rather than the corresponding fiscal quarter from the preceding fiscal year.

The revised documents have been filed on SEDAR at www.sedar.com.  Securityholders may obtain copies of Madison’s financial statements and MD&A by contacting Madison at its head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 during normal business hours or by mail at that address, by phone at 604-331-8772 or by fax at 604-331-8773.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

June 24, 2004

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

MT. KARE EXPLORATION UPDATE

Madison Enterprises Corp. (TSX-V:MNP) is pleased to announce that it has completed its induced polarization (“IP”) geophysical survey at its Mt. Kare Project in Papua New Guinea.  Madison extended the IP survey from 30 kilometres to over 40 kilometres of coverage because of successful results identified in the early part of the survey.   In addition, two of the newly identified IP targets have been tested by drilling.  Drilling has been stopped temporarily to allow Madison’s geophysical contractor, RDF Consulting, to complete its final geophysical report and to allow Madison to complete its final interpretation and compilation of the new IP geophysical data in order to prioritize drill targets at Mt. Kare.  Drilling is scheduled to resume in mid-July.

Madison’s IP survey was designed to identify the chargeability and resistivity IP geophysical characteristics of the known mineralization previously outlined at Mt. Kare and to expand the survey grid well beyond the area of known mineralization to search for similar features, using the IP geophysical characteristics of the known mineral resource as a comparative interpretive guide.

The independent engineering firm of Watts Griffis & McOuat have estimated a current mineral resource, at Madison’s Mt. Kare Project, of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver and inferred mineral resources of 10.85 million tonnes grading 1.98 g/t gold and 22.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.  For the methodology used in the resource calculation, please refer to Madison’s March 19, 2004 news release that is posted on Madison’s web-site at www.madison-enterprises.com.

The known mineral resource at Mt. Kare covers a surface area measuring approximately 600 metres by 800 metres and is characterized by a series of coincident high chargeability and high resistivity anomalies.  The IP survey successfully showed that the geophysical signatures associated with this mineralization directly extend well beyond the current resource outline.  Based on contoured results of the IP survey, the total area of coincident high chargeability and resistivity features has increased three-fold and now measures a minimum of 800 metres by 2,400 metres, most of which has not been drill tested.  In addition to new targets located in this expanded area, chargeability/resistivity targets also occur within the area of Madison’s current mineral resource outline that have not yet been drilled.

These IP geophysical trends remain open to further expansion to the south as well as northward towards, and within, the extensive Pinuni Creek structural corridor.  These geophysical features contain numerous targets that will be the focus of upcoming drilling programs.

To find out more about Madison Enterprises Corp. (TSX-V: MNP), visit our website at www.madison-enterprises.com.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Madison Enterprises Corp.	April 30, 2004	2004/06/29
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address www.madison-enterprises.com
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2004/06/29
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2004/06/29

MADISON ENTERPRISES CORP.

QUARTERLY REPORT

APRIL 30, 2004

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial Statements for the period ended April 30, 2004.

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Balance Sheets

As at April 30, 2004

(expressed in Canadian dollars)

	April 30, 2004	October 31, 2003
ASSETS
Current
Cash and cash equivalents	$ 1,003,814	$ 664,653
Marketable securities	40,000	40,000
Receivables	114,463	241,854
Prepaid expenses and deposits	3,857	3,857
	1,162,134	950,364

Resource properties and deferred costs (Note 4)	44,064,960	43,271,169
Equipment	42,821	45,592
	$ 45,269,915	$ 44,267,125
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 138,052	$ 128,994
Shareholders’ Equity
Capital Stock (Note 5)
Authorized
300,000,000 common shares without par value
Issued
82,442,583 (October 31, 2003 – 76,545,583) common shares	57,500,500	55,882,956
Stock options	238,743	188,984
Share purchase warrants	43,156	150,659
Contributed surplus	1,167,167	1,167,167
Deficit	(13,817,703)	(13,251,635)
	45,131,863	44,138,131
	$ 45,269,915	$ 44,267,125

Nature and continuance of operations (note 1)

Subsequent events (note 9)

Approved by the Board:  “Chet Idziszek”         Director           “James G. Stewart”      Director

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

(expressed in Canadian dollars, unaudited)

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003	Six Months Ended April 30, 2004	Six Months Ended April 30, 2003

EXPENSES
Audit and accounting	$ -	$ -	$ -	$ 4,500
Bank charges	393	257	842	702
Consulting fees	19,763	-	22,763	-
Depreciation	2,791	7,639	5,521	11,297
Filing fees	34,983	24,306	37,009	29,067
Insurance	(690)	-	173	3,725
Legal	28,618	31,099	48,038	47,822
Office and rent	30,104	70,244	57,161	138,459
Office cost reimbursement	-	(36,715)	-	(83,910)
Public relations	36,509	22,452	64,701	47,787
Shareholder information	3,046	4,805	3,046	7,688
Stock-based compensation	130,383	-	160,799	158,853
Transfer agent’s fees	5,599	6,094	7,942	7,812
Travel	25,492	6,573	45,320	13,988
Wages	64,113	55,481	121,162	156,876
	(381,104)	(192,235)	(574,477)	(544,666)

OTHER INCOME
Interest earned	4,030	10,393	5,923	13,437
Foreign exchange gain	2,325	2,329	2,486	7,324
	6,355	12,722	8,409	20,761

Loss for the period	(374,749)	(179,513)	(566,068)	(523,905)

Deficit - Beginning of period	(13,442,954)	(12,866,981)	(13,251,635)	(12,522,589)

Deficit - End of period	$(13,817,703)	$(13,046,494)	$(13,817,703)	$(13,046,494)

Basic and diluted loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)

Madison Enterprises Corp.

(An exploration stage company)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars, unaudited)

	Three Months Ended April 30, 2004	Three Months Ended April 30, 2003	Six Months Ended April 30, 2004	Six Months Ended April 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (374,749)	$ (179,513)	$ (566,068)	$ (523,905)
Items not affecting cash
Depreciation	2,791	7,639	5,521	11,297
Stock-based compensation	130,383	-	160,799	158,853
Change in non-cash working capital items relating to operating activities
Net increase in prepaid expenses and deposits	-	12,858	-	25,715
Net (increase) decrease in receivables	151,863	(83,653)	127,391	(151,512)
Net increase (decrease) in accounts payable and accrued liabilities	(2,413)	181	83	5,878
	(92,125)	(242,488)	(272,274)	(473,674)

Cash flows from financing activity
Capital stock issued for cash	1,243,750	2,045,388	1,399,000	2,702,796

Cash flows from investing activities
Purchase of equipment	(2,750)	-	(2,750)	-
Expenditures on exploration properties	(434,914)	(491,333)	(784,816)	(822,466)
	(437,664)	(491,333)	(787,566)	(822,466)

Increase in cash and cash equivalents	713,961	1,311,567	339,160	1,406,656

Cash and cash equivalents - Beginning of period	289,852	357,185	664,653	262,096

Cash and cash equivalents - End of period	$ 1,003,813	$ 1,668,752	$ 1,003,813	$ 1,668,752

Supplemental cash flow information (note 7)

Madison Enterprises Corp.

(An exploration stage company)

Notes to Financial Statements

1.

Nature AND CONTINUANCE of Operations

The Company was incorporated in the Province of British Columbia and is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At April 30, 2004, the Company had working capital of $1,024,082, which, together with the proceeds from share issuances subsequent to period end (Note 9), management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on its resource properties for the coming year.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent developments, and upon future profitable production from the properties or proceeds from disposition.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

2.

Interim Unaudited Consolidated Financial Statements

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003.

3.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company except as described below.

Effective November 1, 2003, the Company elects to follow the fair value-based methodology for measuring all stock-based compensation.  The Company had previously used the intrinsic value-based method of accounting for employee and director stock options.

4.

Resource Properties and Deferred Costs

	Mt. Kare, Papua New Guinea	Lewis Property, Nevada	Totals

Balance, October 31, 2003	$ 41,722,002	$ 1,549,167	$ 43,271,169

Assays	5,483	63,306	68,789
Camp/Office	24,156	1,205	25,361
Communications	19,461	722	20,183
Community Relations	4,719	-	4,719
Compensation Payments	2,122	-	2,122
Contractors- Computers/Drafting	2,695	9,247	11,942
Contractors-Geophysics	10,890	-	10,890
Contractors-Other	292	-	292
Contractors-Surveying	-	6,637	6,637
Drilling	-	35,070	35,070
Food Supplies and Catering	50,237	-	50,237
Fuel Supplies	32,400	-	32,400
Geologic Staff	52,301	76,618	128,919
Geological Supplies/Equipment	5,113	489	5,602
Helicopter	94,903	-	94,903
KDC Operating Budget	1,808	-	1,808
Land & Legal	38,304	10,872	49,176
Local Labour-Wages	51,706	-	51,706
Option Fees	-	54,749	54,749
Outside Contractors- Community Relations	154,359	-	154,359
Port Moresby Office	14,271	-	14,271
Property Insurance	13,252	12,500	25,752
Security	889	-	889
Technical reports, printing/copying	-	6,236	6,236
Travel & Accommodation	48,885	10,594	59,479
VAT Refundable	(122,700)	-	(122,700)
	505,546	288,245	793,791

Balance, April 30, 2004	$ 42,227,548	$ 1,837,412	$ 44,064,960

During the period ended April 30, 2004, the Company met its requirements to earn a 51% interest in the Lewis Property.

5.

Capital Stock

The Company’s authorized share capital consists of 300,000,000 common shares without par value.

	Number of Shares	Amount $

Balance, October 31, 2003	76,545,583	55,882,956
Exercise of Stock Options	1,075,000	313,040
Exercise of Warrants	4,822,000	1,304,504
Balance, April 30, 2004	82,442,583	57,500,500

During the six months ended April 30, 2004, the Company granted a 100,000 share incentive stock option exercisable at a price of $0.46 per share until December 3, 2008 and 575,000 share incentive stock options exercisable at a price of $0.35 per share until March 10, 2009.  Stock-based compensation of $160,799 was recorded pursuant to the granting of these stock options.

The following assumptions were used for the Black-Scholes valuation of options granted during the current period.

Risk-free interest rate

3.5 – 4.1%

Expected life

5 years

Annualized volatility

77 – 79%

Dividend rate

    0%

6.

Related Party Transactions

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the six months ended April 30, 2004, and

      2003:

	2004 $	2003 $

Consulting fees	3,000	-
Legal fees	41,550	39,453
Exploration management and other expenditures on resource assets	21,450	24,563
Share issue costs charged to capital stock	-	22,844

b)

As at April 30, 2004, accounts payable and accrued liabilities include $9,471      (October 31, 2003 - $1,546) due to officers of the Company and companies related      by way of directors in common.

c)

During the six months ended April 30, 2004, the Company recorded reimbursements of $Nil (2003 - $83,910) for rental of office space from companies related by way of directors in common, under rental agreements between the related companies.

d)

During the six months ended April 30, 2004, the Company funded some general and administrative expenses for companies related by way of directors in common.  At April 30, 2004, accounts receivable include $90,596 (October 31, 2003 - $223,575) due from these related companies.

1.

Supplemental DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended April 30, 2004, the Company conducted the following non-cash transactions:

a)

Transferred $111,040 to capital stock on the exercise of stock options for which stock-based compensation had previously been recorded.

b)

Transferred $107,504 to capital stock on the exercise of broker warrants.

8.

Segmented Information

The Company has one operating segment being the exploration of mineral properties located in Papua New Guinea and the United States.  All equipment is held in Canada.

9.

Subsequent Events

Subsequent to April 30, 2004, the Company completed a brokered private placement of 3,054,000 units at a price of $0.25 per unit for gross proceeds of $763,500.  Each unit consists of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.30 per share, if exercised on or before May 18, 2006.  The agent received a cash commission of $57,263 representing 7.5% of the gross proceeds pursuant to this private placement.  The agent also received a broker’s warrant entitling the purchase of up to 366,480 shares of the Company with the same terms described above, an administration fee of $7,500 and a corporate finance fee of 125,000 shares.

SCHEDULE B

SUPPLEMENTARY INFORMATION

MADISON ENTERPRISES CORP.

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED APRIL 30, 2004

1.

(a)   Deferred costs:

See Schedule A – Notes to Interim Financial Statements, Note 4. “Resource properties and deferred costs”

Breakdown of Office and Rent costs:

Office	$42,095
Rent	15,066
$57,161

Breakdown of Public Relations costs:

Expenses	$2,417
Fax	5,000
Investment conferences	5,757
Investor relations consultants	28,486
Internet	15,374
Printing	7,667
$64,701

2.

Expenditures made to non-arm’s length parties:

See Schedule A – Notes to Interim Financial Statements, Note 6.

3.

(a)   Securities issued during the period:

        See Schedule A – Notes to Interim Financial Statements, Note 5 and:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Net Proceeds	Type of Consideration

18-Nov-03	Common shares	Exercise option	165,000	$0.17	$28,050	Cash
25-Nov-03	Common shares	Exercise warrants	100,000	$0.20	$20,000	Cash
28-Nov-03	Common shares	Exercise warrants	37,500	$0.25	$9,375	Cash
01-Dec-03	Common shares	Exercise option	50,000	$0.17	$8,500	Cash
01-Dec-03	Common shares	Exercise option	50,000	$0.15	$7,500	Cash
17-Dec-03	Common shares	Exercise option	10,000	$0.17	$1,700	Cash
18-Dec-03	Common shares	Exercise option	125,000	$0.17	$21,250	Cash
29-Dec-03	Common shares	Exercise option	75,000	$0.20	$15,000	Cash
02-Jan-04	Common shares	Exercise warrants	37,500	$0.25	$9,375	Cash
19-Jan-04	Common shares	Exercise warrants	10,000	$0.20	$2,000	Cash
22-Jan-04	Common shares	Exercise option	100,000	$0.20	$20,000	Cash
30-Jan-04	Common shares	Exercise warrants	50,000	$0.25	$12,500	Cash
03-Feb-04	Common shares	Exercise option	500,000	$0.20	$100,000	Cash
13-Feb-04	Common shares	Exercise warrants	331,500	$0.25	$82,875	Cash
13-Feb-04	Common shares	Exercise warrants	17,000	$.025	$4,250	Cash
16-Feb-04	Common shares	Exercise warrants	818,750	$0.25	$204,688	Cash
16-Feb-04	Common shares	Exercise warrants	1,681,250	$0.25	$420,313	Cash
18-Feb-04	Common shares	Exercise warrants	125,000	$0.25	$31,250	Cash
23-Feb-04	Common shares	Exercise warrants	250,000	$0.25	$62,500	Cash
23-Feb-04	Common shares	Exercise warrants	1,303,500	$0.25	$325,875	Cash
26-Feb-04	Common shares	Exercise warrants	60,000	$0.20	$12,000	Cash

Options granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

03-Dec-03	100,000	Director	Douglas Brown	$0.46	03-Dec-08
10-Mar-04	250,000	Consultant	Stewart Armstrong	$0.35	10-Mar-09
10-Mar-04	325,000	Consultant	David Scott	$0.35	10-Mar-09

4.         (a)   Authorized and issued share capital at April 30, 2004

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	300,000,000	82,442,583	$57,500,500

             (b)   Summary of options and warrants outstanding at April 30, 2003

Security	Number or Amount	Exercise or convertible price	Expiry Date

Options	2,140,580	$0.17	March 6, 2006
Options	502,000	$0.15	May 21, 2007
Options	1,843,420	$0.20	December 30, 2007
Options	100,000	$0.46	December 3, 2008
Options	575,000	$0.35	March 10, 2009
Warrants	1,891,666	$0.20	November 5, 2004
Agent Warrants	620,566	$0.20	November 5, 2004

              (c)   Shares in escrow or subject to a pooling agreement as at April 30, 2004

Number of Shares
Escrow	NIL

5.

List of Directors and Officers as at June 29, 2004

Name	Position

Chet Idziszek	Director, President, Chairman & C.E.O.
James Stewart	Director, Secretary
Dr. Abdullah Basodan	Director
Donald Kohls	Director
Nell Dragovan	Director
Robert Sibthorpe	Director

SCHEDULE C

MANAGEMENT DISCUSSION

MADISON ENTERPRISES CORP.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE THREE AND SIX MONTHS ENDED APRIL 30, 2004

MT. KARE PROPERTY, PAPUA NEW GUINEA

During the three months ended April 30, 2004, the Company began its current program of induced polarization (“IP”) geophysical surveying and continued with its ongoing prospecting, pitting and trenching program in areas of geologic interest.  The Company’s geophysical contractor mobilized to Mt. Kare in mid-April and began field preparations for the IP survey.  By month end, 5.7 line kilometres had been completed.  Subsequent to the end of the reporting period, the IP survey was completed after having been extended from the planned 30 line kilometres to over 40 line kilometres. During the period, preparations for drill crew, drill equipment and geological staff mobilization were initiated.  Drilling began subsequent to the end of the period in May 2004 and the Company has now completed three drill holes totaling 600 metres that tested two of the targets newly identified in the IP geophysical survey.  Drilling has been stopped temporarily to allow the Company’s geophysical contractor to complete its final geophysical report and to allow the Company to complete its final interpretation and compilation of the new IP geophysical data in order to prioritize drill targets at Mt. Kare.  Drilling is scheduled to resume in mid-July.

As at the end of the previous quarter, the Company had incurred exploration costs of $32,228,606 on its Mt. Kare Property in Papua New Guinea, including 235 diamond drill holes totaling 36,787 metres. To date, the existing mineral resources at Mt. Kare have been estimated by the independent engineering firm of Watts Griffis & McOuat to be indicated mineral resources of 14.68 million tonnes grading 2.36 g/t gold and 33.7 g/t silver and inferred mineral resources of 10.85 million tonnes grading 1.98 g/t gold and 22.7 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t) representing approximately 1.8 million ounces of gold and 23.8 million ounces of silver.

During the three month period ended April 30, 2004, the Company incurred exploration expenditures of $386,037 on the Mt. Kare Property.  The expenditures on Mt. Kare included camp costs of $8,072, community relations costs totaling $87,410, contractor costs totaling $76,909, helicopter costs of $58,775 and food supplies of $23,969.  The total of camp costs, community relations costs and food supplies of $119,451 reflect the Company’s need to promote stability in an area with no government infrastructure and include health, education and security costs. The Company expects the proportion of these types of costs to decrease as the Company increases its exploration activities at Mt. Kare. Helicopter costs are a result of the lack of road access to Mt. Kare, resulting in the need for helicopter support for transportation of all required food, supplies and personnel to and from the Mt. Kare camp.  The camp is powered by diesel generators which requires monthly fuel hauls, also by helicopter.  The community relations costs include the rotational employment of two on-site managers and a full-time manager located in Port Moresby.  These personnel carry out a wide range of duties, including daily liaison with government staff, arranging police protection for the Mt. Kare area, organizing the health clinic for the Mt. Kare area, continuous dialogue with both the legitimate and non-legitimate landowners of the Mt. Kare area, supervising and paying of vegetation compensation claims, organizing work groups based on clan boundaries, administration of incorporating legal landowner groups, daily logistical management of the camp operations, daily communications with the Company’s Vancouver office, assisting with the requests for assistance to schools, churches and individuals.  Contractor costs were in respect of a full-time on-site geologist and a full-temporary time geophysicist supported by two full-time field assistants and various other pitting, trenching, sampling, line-cutting crews and a Vancouver-based geologist responsible for planning and supervising field crews and community relations staff and carrying out data compilation.

LEWIS PROPERTY, NEVADA

During the three months ended April 30, 2004, the Company continued its compilation of data obtained from work carried out prior to the period. As at the end of the previous quarter, the Company had incurred exploration costs of $$1,568,974 on the Lewis Property, including 33 drill holes totaling 23,885 feet.  Results suggest that the Virgin Structural Zone, the main target on the Lewis Property, is comprised of two distinct styles of mineralization: sub-vertical, structurally controlled mineralization and sub-horizontal stratigraphically controlled mineralization.  Drilling has confirmed excellent lateral and vertical continuity of mineralization from surface to a minimum depth of 700 feet.  The gold-bearing mineralization, at least 1,850 feet in strike extent, takes the form of a continuous sub-vertical, linear body with a series of sub-horizontal, amoeba-shaped zones.  The Company intends to continue its detailed evaluation of the Virgin Structural Zone target area using structural geologic mapping, geochemistry, geophysics and drilling, subject to arranging financing for same.

During the three month period ended April 30, 2004, the Company incurred exploration expenditures of $61,006.  The expenditures on the Lewis Property included contractor costs of $50,278 and property insurance costs of $12,500.  Contractor costs were for a full-time on-site geologist and assistant and a Vancouver-based geologist carrying out data compilation and report preparation.

FINANCING

During the three months ended April 30, 2004, the Company arranged, subject to regulatory approval, a brokered private placement of 17,150,000 units at a price of $0.35 per unit to generate gross proceeds of $6,002,500.  Each unit was to have been comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.50 for a period of two years.  As a result of market conditions, the terms of this placement were subsequently revised to reduce the unit price to $0.25 per unit (with warrants exercisable at a price of $0.30 per share) and the placement closed subsequent to the end of the period in May 2004 without all of the units having been placed, to generate gross proceeds of $763,500.

The proceeds from this placement are being and will be used to fund exploration on the Company's Mt. Kare gold property in Papua New Guinea and the Lewis Property in Nevada.

OPERATIONS AND FINANCIAL CONDITION

At April 30, 2004, the Company had total assets of $45,269,915 as compared with $44,267,125 at October 31, 2003.  This increase is due to the sale of share capital during the period as a result of the exercise of stock options and warrants which generated cash proceeds of $1,399,000. Included in current assets was receivables of $114,463, of which $90,596 was due from related parties.  This related party receivable was comprised of general and administrative expenses incurred by companies related by way of directors in common and is payable on demand.  The balance of $23,867 in receivables was comprised of a GST accrual and interest.  Working capital at April 30, 2004 increased to $1,024,082 from working capital of $821,370 at October 31, 2003.   The Company's largest cash outflow in the three month period ended April 30, 2004 was as a result of exploration expenditures of $434,914.  During the three month period ended January 31, 2004, the Company’s largest cash outflow resulted from exploration expenditures of $349,902.

During the three month period ended April 30, 2004, the Company recorded interest income of $4,030 and a foreign exchange gain of $2,325.  During the three month period ended January 31, 2004, the Company recorded interest income of $1,893 and a foreign exchange gain of $161.

Expenses for the three month period ended April 30, 2004 were $381,104, up from $193,373 for the three month period ended January 31, 2004.  This increase is due to consulting fees which increased to $19,763 from nil due to financing consulting services; filing fees which increased by $32,957 to $34,983 primarily as a result of annual continuous disclosure filings and filing fees associated with the brokered private placement announced during the period; legal fees which increased by $9,198 to $28,618 primarily as a result of costs associated with the preparation of the Company’s annual report; public relations costs which increased by $8,317 to $36,509 as a result of the engagement of an investor relations representative; stock-based compensation which increased by $99,967 to $130,383 as a result of incentive stock options granted during the period; and wages which increased by $7,064 to $64,113 as a result of increased administration costs due to revised cost sharing arrangements with other companies operating out of the Company’s premises.  During the three month period ended April 30, 2004, the Company incurred expenses of $34,650 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to a company controlled by a director of the Company totalling $34,625.   The Company also incurred office costs and wages on behalf of companies with directors in common pursuant to cost sharing arrangements with such companies.  As at April 30, 2004, the Company had receivables of $90,596 pursuant to such arrangements of which $14,397 were incurred during the three months ended April 30, 2004.

The net loss for the three month period ended April 30, 2004 was $374,749 or $0.01 per share as compared with a net loss for the three month period ended January 31, 2004 of $191,319, or $0.00 per share.

Expenses for the six month period ended April 30, 2004 were $574,477, up from $544,666 for the six month period ended April 30, 2003 due principally to an increase in filing fees, stock-based compensation and travel.  During the six month period ended April 30, 2004, the Company incurred expenses of $66,000 with parties not at arm’s length to the Company.  These expenses are comprised of legal fees paid to a company controlled by a director of the Company totaling $41,550, consulting fees of $3,000 paid to a director and legal fees charged to resource properties of $21,450 paid to a company controlled by a director.  The Company also incurred office costs and wages on behalf of companies with directors in common pursuant to cost sharing arrangements with such companies.  As at April 30, 2004, the Company had receivables of $90,596 pursuant to such arrangements of which $28,384 were incurred during the six months ended April 30, 2004.

The net loss for the six month period ended April 30, 2004 was $566,068 or $0.01 per share as compared with a net loss for the six month period ended April 30, 2003 of $523,905, or $0.01 per share.

CAPITAL STOCK

During the three months ended April 30, 2004, the Company issued 500,000 shares pursuant to the exercise of incentive stock options and 4,587,000 shares pursuant to the exercise of share purchase warrants to generate cash proceeds of $100,000 and $1,143,750, respectively. During the three months ended January 31, 2004, the Company issued 575,000 shares pursuant to the exercise of incentive stock options and 235,000 shares pursuant to the exercise of share purchase warrants to generate cash proceeds of $102,000 and $53,250, respectively.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its working capital as at April 30, 2004 together with the proceeds from the brokered private placement completed subsequent to the end of the period, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management of the Company regularly reviews the net carrying value of the Company’s interest in each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, operating capital and reclamation costs on an undiscounted basis.  Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.  Where estimates of future net cash flows are not available and where other conditions such as the exploration results incurred by the Company and others suggest impairment, management assesses if carrying value can be recovered.

At April 30, 2004, the Company had working capital of $1,024,082, which, together with the proceeds from the brokered private placement completed subsequent to the end of the period, management believes will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Lewis Property for the coming year.  Subsequent to the end of the period, the Company carried out a brokered private placement of 3,054,000 units at a price of $0.25 per unit to generate gross proceeds of $763,500.  Each unit is comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.30 until May 18, 2006. The proceeds from this placement are being and will be used to fund exploration on the Company's Mt. Kare gold property in Papua New Guinea and the Lewis Property in Nevada.  If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its mineral exploration properties.

INVESTOR RELATIONS ACTIVITIES

The Company handles most investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.  However, subsequent to the end of the period, the Company appointed Stewart Armstrong to act as an investor relations representative for a period of eight months beginning March 1, 2004.  His primary responsibilities will be to answer investor inquiries and to liaise with investment advisors.

SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company carried out a brokered private placement of 3,054,000 units at a price of $0.25 per unit to generate gross proceeds of $763,500.  Each unit is comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.30 until May 18, 2006. The proceeds from this placement are being and will be used to fund exploration on the Company's Mt. Kare gold property in Papua New Guinea and the Lewis Property in Nevada.